Bradley A. Bugdanowitz	Goodwin Procter llp
415.733.6099	Counsellors at Law
bbugdano	Three Embarcadero Center
@goodwinprocter.com	24th Floor
San Francisco, CA 94111
T: 415.733.6000
F: 415.677.9041
VIA EDGAR AND OVERNIGHT COURIER
November 16, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement Filed November 8, 2010 File No. 333-170433
Ladies and Gentlemen:
     This letter is being furnished on behalf of Anthera Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated November 12, 2010 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul F. Truex, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on November 8, 2010. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on November 16, 2010.
     The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments will also be provided to Rose Zukin of the Commission.

United States Securities and Exchange Commission
November 16, 2010

Registration Statement on Form S-1
1.	In an appropriate place in your prospectus, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.
     RESPONSE: The Company has included descriptions of the transactions pursuant to which the Company sold securities to the selling shareholders in the “Selling Security Holders” section of the registration statement, which begins on page 43.
     If you require additional information, please telephone either the undersigned at (415) 733-6099 or Mitzi Chang at (415) 733-6017.

Sincerely,
/s/ Bradley A. Bugdanowitz

Bradley A. Bugdanowitz

cc:	Paul Truex (Anthera Pharmaceuticals, Inc.) Christopher Lowe (Anthera Pharmaceuticals, Inc.)